Exhibit 99.1
CNX Gas Forms Special Committee to Consider CONSOL Energy Proposal
     PITTSBURGH, Pennsylvania, January 29, 2008 — CNX Gas Corporation (NYSE: CXG) said that in response to CONSOL Energy Inc.’s announcement today that CONSOL Energy plans to commence an exchange offer for all outstanding shares of CNX Gas common stock not owned by Consolidation Coal Company, a wholly-owned subsidiary of CONSOL Energy, CNX Gas’ Board of Directors has formed a special committee of independent directors, consisting of Philip W. Baxter and John R. Pipski, to evaluate the offer.
     If CONSOL Energy does commence the exchange offer, then within 10 business days following such commencement CNX Gas will advise its stockholders of its position regarding the exchange offer as determined by the special committee. CNX Gas requests its stockholders to defer making a determination whether to accept or reject the exchange offer until they have been advised of the position of the CNX Gas special committee with respect to the exchange offer.
     The special committee has retained Skadden, Arps, Slate, Meagher & Flom LLP as its legal counsel and UBS Investment Bank as its exclusive financial adviser to assist in its consideration of the proposal.
NOTICE TO STOCKHOLDERS
     The exchange offer referred to in this news release has not commenced. In response to the proposed exchange offer, if commenced, CNX Gas will file with the Securities and Exchange Commission (the “SEC”) certain materials, including a Solicitation/Recommendation Statement on Schedule 14D-9. Stockholders of CNX Gas are strongly advised to read the Solicitation/Recommendation Statement (if and when it becomes available) because it will contain important information. Stockholders may obtain a free copy of the Solicitation/Recommendation Statement (if and when it becomes available) and other materials filed by CNX Gas with the SEC at the SEC’s web site, www.sec.gov. Stockholders may also obtain, without charge, a copy of the Solicitation/Recommendation Statement and other materials (if and when they become available) by directing a request to CNX Gas, 5 Penn Center West, Suite 401, Pittsburgh, Pennsylvania, 15276, Attention: Investor and Public Relations.
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
     Various statements in this release, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934). These statements involve risks and uncertainties that could cause actual events and results to differ materially from projected events and results. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual events and results.
     Actions taken by CONSOL Energy with respect to its proposed exchange offer, as well as any other matters, may cause actual events to differ from those we describe. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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